FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

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January 5, 2016

Final results of Nokia ’s successful public exchange offer for Alcatel-Lucent securities announced: Nokia to hold nearly 80% of outstanding Alcatel-Lucent shares

Nokia Corporation Stock Exchange Release January 5, 2016 at 09:25 (CET +1)

Final results of Nokia ’s successful public exchange offer for Alcatel-Lucent securities announced: Nokia to hold nearly 80% of outstanding Alcatel-Lucent shares

Espoo, Finland – The French stock market authority, Autorité des Marchés Financiers (the “AMF”), today published the final results of the initial offer period of Nokia’s public exchange offer for Alcatel-Lucent securities in France and in the United States (the “Offer”).

2 052 812 101 outstanding Alcatel-Lucent ordinary shares, 264 183 778 American depositary shares, 206 784 349 OCEANE 2018 convertible bonds, 37 880 652 OCEANE 2019 convertible bonds, and 16 138 206 OCEANE 2020 convertible bonds have been tendered into the French and/or U.S. offers. As a consequence, Nokia should hold, following the settlement of the offer, 76.31% of the share capital and at least 76.01% of the voting rights of Alcatel Lucent, 89.14% of the OCEANEs 2018 outstanding, 24.34% of the OCEANEs 2019 outstanding, and 15.11% of the OCEANEs 2020 outstanding. This equates to Nokia holding 70.52% of the share capital on a fully diluted basis.

As announced on January 4, 2016, the minimum tender condition set at more than 50% of Alcatel-Lucent’s fully diluted share capital has been met and the Offer is successful.

Assuming conversion of the OCEANEs tendered into the Offer at the improved conversion ratio, Nokia would hold, following settlement of the Offer, 79.32% of the share capital and at least 78.97% of the voting rights of Alcatel-Lucent, as mentioned in the AMF’s notice published today.

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January 5, 2016

Nokia will accept today all the Alcatel-Lucent shares, OCEANE convertible bonds and ADSs validly tendered into the Offer. The newly issued Nokia shares will be delivered to the tendering Alcatel-Lucent securities holders and start trading on Nasdaq Helsinki, Euronext Paris and, for the Nokia ADSs, on the New York Stock Exchange on January 8, 2016. The first day as an operationally combined group will be January 14, 2016.

In accordance with Article 232-4 of the AMF General Regulation, the offers in France and in the U.S. will be reopened at the same exchange ratios within 10 French trading days. The AMF will publish the timetable of the reopened Offer. Nokia believes it is in the best interests of Alcatel-Lucent shareholders to tender their remaining securities, and invites the remaining Alcatel-Lucent securities holders to tender their shares, ADSs or OCEANE convertible bonds into the reopened Offer.

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January 5, 2016

If Nokia reaches 95% ownership of the share capital and voting rights of Alcatel-Lucent, it intends to squeeze out the remaining shares. In addition, if Nokia reaches 95% ownership of Alcatel-Lucent’s fully diluted shares, it intends to squeeze-out the remaining OCEANE convertible bonds.

In addition, Nokia reserves the right, subject to applicable law to cause Alcatel Lucent to redeem at par value, plus, as applicable, accrued interest from the date the interest was last paid, to the date set for the early redemption all of the outstanding OCEANEs 2018, OCEANEs 2019 or OCEANEs 2020, if less than 15% of the issued OCEANEs of any such series remain outstanding.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our businesses are leaders in their respective fields: Nokia Networks provides broadband infrastructure, software and services; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

Media Enquiries:

Nokia Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Investor Enquiries:

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

Microsite details

Further information on the transaction can be found at: www.newconnectivity.com

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January 5, 2016

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia ’s and Alcatel Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “believe,” “will”, “would” and similar expressions. These forward-looking statements include statements relating to: the terms, opening and expected timeline of the reopened exchange offer; settlement and delivery of Alcatel Lucent securities, Nokia’s holdings in Alcatel Lucent following settlement, the combination of Alcatel Lucent and Nokia, and Nokia’s plans or intentions after the closing of the reopened offer. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: the ability of Nokia to integrate Alcatel Lucent into Nokia operations; the success of the reopened exchange offer and the implementation of the squeeze-out, if any;; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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January 5, 2016

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American depositary shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO; the Registration Statement on Form F-4 (the “Registration Statement”) (Registration No. 333- 206365) or the Solicitation / Recommendation Statement on Schedule 14D-9 each filed with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed with the Finnish Financial Supervisory Authority or Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse) filed with the Autorité des marchés financiers (“AMF”) on October 29, 2015 and which received the visa of the AMF on November 12, 2015 (including the letters of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. The exchange offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

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January 5, 2016

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, are available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), which received visa No. 15-573 and No. 15-574 respectively from the AMF, containing detailed information with regard to the exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).